Page 1 of 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July 2026 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 4 Santander UK appoints new members to its Executive Committee Santander UK has today announced four new appointments to its Executive Committee as it strengthens its leadership team and continues the integration of TSB. Three of the appointments reflect changes that Chief Executive Officer, Mahesh Aditya, has made to align Santander UK’s organisational structure more closely with the model operated across Banco Santander. The appointments are: • Tom Ranger as new CFO, succeeding Angel Santodomingo; • Steve Affleck as Chief Accounting Officer; • Michael Christodoulides as Chief Compliance Officer, and • Iñaki Perkins as Head of Cards & Payments. Tom Ranger will be appointed as the new Chief Financial Officer, subject to regulatory approval, with effect from 1 October 2026. He returns to Santander UK following two years in the role of Chief Financial Officer at Yorkshire Building Society (YBS). Tom has over 25 years’ experience in financial services, 17 of which were spent with Santander UK. Steve Affleck, formerly Santander UK’s Deputy CFO, has been appointed to the new role of Chief Accounting Officer with immediate effect. The new structure aligns Santander UK’s finance function with the Group model and provides greater focus and accountability across its leadership. Steve has led Financial Control since 2020 and during his 23 years with the bank, has built deep institutional knowledge and strong relationships across Santander UK and the wider Group. Both Tom and Steve will report directly into the CEO. Angel Santodomingo, who has held the role of CFO at Santander UK since 2023, will be taking up a role at Banco Santander in January 2027. He will resign as an Executive Director of Santander UK Group Holdings plc and Santander UK plc with effect from 31 October 2026. Iñaki Perkins has been appointed, the new Head of Cards & Payments, and a member of the Executive Committee, reflecting the increasing strategic importance of this sector to both Santander UK and to Banco Santander. Iñaki brings more than 20 years’ senior experience across banking and financial services, most notably as CEO of WiZink Bank, where he led one of Spain’s leading digital banking and cards businesses. Michael Christodoulides will join Santander UK as Chief Compliance Officer, subject to regulatory approval, with effect from 1 November 2026 from Barclays UK plc, where he is currently Chief Compliance Officer. During19 years with Barclays, Michael has held a range of senior compliance roles spanning advisory, oversight and frameworks across Barclays UK, Barclays International and Barclays Execution Services Compliance. Mahesh Aditya, Chief Executive Officer, Santander UK, said: “I am delighted to welcome four excellent new additions to my Executive Committee. At an incredibly exciting time for our business, as we integrate TSB and work towards becoming one of the most substantial, competitive banks in the UK, the breadth and depth of their expertise and experience will be pivotal to our success. The changes will bring us into closer alignment with the wider Group and strengthen our ability to deliver our strategic priorities. “I would like to take this opportunity to thank Angel Santodomingo for his invaluable contribution as CFO since 2023. He has shown strong leadership of the finance function and played an important role in managing the bank’s financial position during a significant period of change.” Tom Ranger commented: “I’m very pleased to be returning to Santander UK in the role of CFO. The acquisition of TSB marks an important new chapter for the bank, and I look forward to supporting a successful integration, and working with both new and former colleagues.” Steve Affleck said: “I have seen first-hand the tremendous effort our teams have made to complete the acquisition of TSB and begin the integration process. I look forward to leading the new Chief Accounting Officer function and working closely with Mahesh, Tom and colleagues across the bank as we move into the next phase of this important programme.” Iñaki Perkins said: “I am very pleased to be joining Santander UK at such an exciting time. The integration of TSB creates a significant opportunity to build a cards and payments proposition that is truly central to customers’ financial lives. I look forward to working with Mahesh and the team to shape the strategy around the needs of our customers.” Michael Christodoulides commented: “I very much look forward to working with teams across Santander UK and the wider group during a period of such significant and positive change. The integration of TSB and the bank’s wider transformation present an important opportunity to support sustainable growth while continuing to deliver the highest standards of compliance and customer protection.” - Ends - Further corporate information Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Openbank,

Page 3 of 4 Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments. This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. In the first quarter of 2026, Banco Santander had €1.4 trillion in total funds, more than 176 million customers, 6,600 branches and 185,000 employees.

Page 4 of 4 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Roz Rule Name: Roz Rule Title: Company Secretary Dated: 23 July 2026